Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741
[Following are the Form of Letters sent to Allergan, Inc.’s
Therapeutic and Aesthetic Customers, respectively, on November 15, 2005]
* * *
Letter to Therapeutic Customers
November 15, 2005
Dear Valued Customer,
I am pleased to inform you that this morning Allergan announced our proposal to acquire Inamed Corporation, one of the world’s leading medical aesthetic companies. This acquisition would combine two highly respected global specialty companies to create a world leading medical aesthetics franchise – one that will enable us to offer our customers an industry leading complementary portfolio of medical aesthetic products to meet a wide variety of patient needs.
This expansion of our existing medical aesthetics franchise will add another leadership position to our high-growth portfolio of ophthalmology, medical dermatology, medical aesthetics and neurosciences specialty businesses.
The acquisition also will facilitate incremental investment in pharmaceutical R&D, demonstrating Allergan’s unwavering commitment to our core specialty pharmaceutical platforms. Today, Allergan invests more than $100 million in R&D for BOTOX® annually – which is more, incidentally, than the worldwide sales of our leading neurotoxin competitor. In addition, for the past three consecutive years, Allergan has been the fastest growing ophthalmology company in the world, which demonstrates our dedicated focus to specialty markets where there are significant unmet needs. As recently exemplified by our partnership with GlaxoSmithKline in neurosciences, we will continue to seek new opportunities to strengthen our positions in all of our existing specialty businesses.
As you may know, Inamed is one of the world’s leading medical aesthetic companies, with an extensive line of dermal fillers as well as other innovative, high-quality, science-based products, including obesity intervention treatments and breast augmentation and reconstructive implants that have demonstrated safety and efficacy profiles and meet Allergan’s highest standards of medical and scientific scrutiny. You also may be aware that Inamed acquired the U.S. rights to Beaufour Ipsen’s botulinum toxin type A, to be marketed in the U.S. for aesthetic use under the name Reloxin®. In our proposal Allergan has committed to the rapid and efficient divestiture of Reloxin® to a robust competitor to ensure there is no delay in the launch of the product.
To ensure a successful integration of the two companies, our plan contemplates retaining a stand-alone Medical Aesthetics site in Santa Barbara, CA, while Allergan’s pharmaceutical business will remain headquartered in Irvine, CA. Outside the U.S., Allergan’s pharmaceutical operations will remain in their current locations and will integrate the acquired Inamed product portfolios into Allergan’s existing medical aesthetics/dermatology business. Allergan employees working in pharmaceutical R&D, ophthalmology, neurosciences and medical dermatology sales and marketing will be unaffected by the acquisition.

It is still very early in the acquisition process. At this point we are looking forward to commencing a dialogue with Inamed in the near future and to reaching an agreement on our proposed acquisition. I want to assure you that during this period we are remaining focused on meeting your needs and providing exemplary customer service, and we will keep you informed as events develop. Your relationship with our sales, marketing and R&D organizations will not be affected by this acquisition. In the meantime, please do not hesitate to contact me if you have any questions or concerns.
With best regards,
[Allergan Regional President]
Forward-Looking Statements
This communication contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Allergan and Inamed, and the anticipated consequences and benefits of such transaction. Statements made in the future tense are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below). Risks and uncertainties relating to the proposed transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.

Letter to Aesthetic Customers
November 15, 2005
Dear Valued Customer,
I am pleased to inform you that this morning Allergan announced our proposal to acquire Inamed Corporation, one of the world’s leading medical aesthetic companies. This acquisition would combine two highly respected global specialty companies to create a world leading medical aesthetics franchise – one that will enable us to offer our customers an industry leading complementary portfolio of medical aesthetic products to meet a wide variety of patient needs.
This expansion of our existing medical aesthetics franchise will add another leadership position to our high-growth portfolio of ophthalmology, medical dermatology, medical aesthetics and neurosciences specialty businesses.
As you may know, Inamed is one of the world’s leading medical aesthetic companies, with an extensive line of dermal fillers as well as other innovative, high-quality, science-based products including obesity intervention treatments and breast augmentation and reconstructive implants. You also may be aware that Inamed acquired the U.S. rights to Beaufour Ipsen’s botulinum toxin type A, to be marketed in the U.S. for aesthetic use under the name Reloxin®. In our proposal Allergan has committed to the rapid and efficient divestiture of Reloxin® to a robust competitor to ensure there is no delay in the launch of the product.
As a result of this acquisition, we will be able to offer dermatologists, plastic surgeons and other medical aesthetic specialists a wide variety of benefits ranging from enhanced product lines and services to a new and exciting range of offerings that meet Allergan’s high standards of scientific innovation, quality, safety and effectiveness.
•	Allergan’s new product portfolio will draw on the tremendous success and heritage of BOTOX® Cosmetic which will now be complemented by Inamed’s more than 20 years of experience in providing dermal filler treatments.
•	In addition, Allergan will be able to provide patients and plastic surgeons with a portfolio of breast augmentation and reconstructive implants that have demonstrated safety and efficacy profiles and meet Allergan’s highest standards of medical and scientific scrutiny.
•	Furthermore, the acquisition will provide Allergan with Inamed’s BioEnterics® LAP-BAND® System, a market-leading, minimally invasive surgical device used to treat obesity which is considered the most prevalent epidemic in the U.S. today and a public health crisis throughout the world. This addition to our portfolio will allow us to gain valuable expertise in the gastrointestinal (GI) area as we continue exploring the potential use of BOTOX® for the treatment of gastroparesis. Allergan’s expertise in securing reimbursement from managed care organizations and governments will help bring this important surgical alternative to even more patients.
To ensure a successful integration of the two companies and seamless, continuous support to you, our customer, our plan contemplates retaining a stand-alone Medical Aesthetics site in Santa Barbara, CA, while Allergan’s pharmaceutical business will remain headquartered in

Irvine, CA. Outside the U.S., Allergan’s pharmaceutical operations will remain in their current locations and will integrate the acquired Inamed product portfolios into Allergan’s existing medical aesthetics/dermatology business. Due to significant expansion plans at Allergan, we will retain our existing salespeople and wish to also retain Inamed’s sales force, and many Inamed employees.
It is still very early in the acquisition process. At this point we are looking forward to commencing a dialogue with Inamed in the near future and to reaching an agreement on our proposed acquisition. I want to assure you that during this period we are remaining focused on meeting your needs and providing exemplary customer service, and we will keep you informed as events develop. In the meantime, please do not hesitate to contact me if you have any questions or concerns.
With best regards,
[Allergan Regional President]
Forward-Looking Statements
This communication contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Allergan and Inamed, and the anticipated consequences and benefits of such transaction. Statements made in the future tense are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below). Risks and uncertainties relating to the proposed transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.